Exhibit 99.11

PRESS RELEASE

TotalEnergies publishes its
Sustainability & Climate – 2024 Progress Report,
which will be submitted to a consultative vote
at the 2024 Annual Shareholders’ Meeting

Paris, March 20, 2024 – TotalEnergies publishes its Sustainability & Climate – 2024 Progress Report, as pledged by the Board of Directors since 2020.

This report gives an account of the implementation the Company's strategy and the progress made in 2023 with regard to the objectives for 2030, notably its achievements in terms of emissions reductions and its contribution to a just, orderly and equitable energy transition for all its stakeholders.

TotalEnergies thus reaffirms the relevance of its balanced multi-energy strategy combining profitable growth and sustainable development, anchored on two pillars: oil & gas, notably LNG, and electricity, notably renewable, the energy at the heart of the transition. In 2023, like in 2022, TotalEnergies was the most profitable major, with a return on capital employed of 19%, while also being the major that invests the most in the energy transition.

In Oil & Gas, thanks to having refocused its portfolio on assets and projects with low breakeven and low greenhouse gas emissions, TotalEnergies intends to produce oil & gas in a responsible manner, as illustrated by its 2023 achievements in emissions reductions:

▪	34% reduction in Scope 1+2 emissions from operated oil & gas facilities compared to 2015,

▪	decrease, to 18 kg CO2e/boe, of the Scope 1+2 emission intensity of upstream oil & gas activities on an equity basis,

▪	47% reduction in methane emissions on operated facilities in 2023 vs 2020, already among the lowest in the peer group. In order to concretely transcribe its ambition to aim for zero methane emissions, TotalEnergies extends its objective to reduce its methane intensity to <0.1% by 2030 to the entirety of its operated upstream oil & gas facilities – not just its gas facilities.

In gas, energy of the transition which complements the intermittency of renewable energies in electricity generation and represents a virtuous alternative for countries burning coal for their power generation needs, the Company estimates that its LNG sales contributed to avoiding about 70 Mt of CO2e emissions worldwide in 2023.

In electricity, TotalEnergies invested more than $5 billion in 2023 in low-carbon energies, essentially in electricity, contributing to building a profitable and differentiated Integrated Power business, which will both become a cash engine for the Company and reduce the emissions resulting from the use of energy products sold to its clients: the lifecycle carbon intensity of energy products sold by TotalEnergies to its customers for final use was 13% lower in 2023 compared to 2015, and is on track to meet the objective of -25% by 2030.

Thanks to these achievements, TotalEnergies confirms its ambition to become a major player in the energy transition, committed to carbon neutrality in 2050, together with society.

Moreover, with the launch of Care Together by TotalEnergies, the Company increases its commitments in terms of social responsibility. In addition to commitments specific to each affiliate, TotalEnergies guarantees compliance with high social standards for all its employees worldwide, regardless of the legislation in force in any given country. This program is based on concrete measures revolving around four pillars: social protection, health, the family sphere and working conditions.

TotalEnergies will submit the Sustainability & Climate – 2024 Progress Report to a consultative vote at the Annual Shareholders’ Meeting on May 24, 2024

In accordance with the resolution approved by shareholders in May 2023 concerning TotalEnergies' ambition with respect to sustainable development and energy transition toward carbon neutrality, the Board of Directors is committed to report on the progress made in implementing the ambition to the Shareholders’ Meeting. The board will submit the Sustainability & Climate – 2024 Progress Report to a consultative vote of shareholders at the meeting of May 24, 2024.

The report will be presented during an afternoon of thematic workshops on March 21, 2024

On March 21, 2024, TotalEnergies will present concrete examples of the implementation of its balanced transition strategy during an afternoon of thematic workshops, as part of the rollout of its Sustainability & Climate – 2024 Progress Report.

Following the presentation of TotalEnergies’ results and outlook in relation to its Climate ambition by Aurélien Hamelle, President Strategy & Sustainability, thematic presentations will concretely illustrate the progress of the Company regarding climate and sustainability.

▪	Scope 1&2 - Responsibly producing oil & gas on our E&P assets, by Arnaud Le Foll, Senior Vice-President New Business – Carbon Neutrality, Exploration & Production,

▪	Scope 1&2 - Slashing down emissions in our refineries by Jean-Marc Durand, Senior Vice-President Refining & Base Chemicals Europe, Refining & Chemicals,

▪	Customers - Supporting our customers in their decarbonization journey, by Christophe Sassolas, Senior Vice-President OneB2B,

▪	People - Caring for our Employees around the world, by Namita Shah, President OneTech and People & Social Engagement, and Pierre Bang, Senior Vice-President People & Social Engagement,

▪	Our sustainable transition – Uganda zoom, by Mike Sangster, Senior Vice-President Africa, Exploration & Production, and Jean-Philippe Torres, Senior Vice-President Africa, Marketing & Services.

The event will be webcast live on totalenergies.com from 2:00 pm (Paris time). Presentation material will be available on the website.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).